Exhibit 99.1

ABCAM PLC

Interim results for the six and 12-month periods ended June 30, 2021

29% Constant Currency Revenue Growth in H2 as Lab Activity Gradually Recovers and Demand for Abcam In-house Products Increases

September 13, 2021, Cambridge, UK – Abcam plc (Nasdaq: ABCM; AIM: ABC) (‘Abcam’, the ‘Group’ or the ‘Company’), a global leader in the supply of life science research tools, today announces its interim results for the six- and 12-month periods ended June 30, 2021 (the ‘period’). The Group’s accounting reference date has changed from June 30 to December 311, therefore these interim financial statements report on both a six- and 12-month period.

SUMMARY PERFORMANCE

	12 months to June 30				Six months to June 30 (‘H2’)[3]
	Reported		Adjusted[2]		Reported		Adjusted[2]
	2021 £m	2020 £m	2021 £m	2020 £m	2021 £m	2020 £m	2021 £m	2020 £m
Revenue	297.7	260.0	297.7	260.0	150.2	121.8	150.2	121.8
Gross profit margin, %	71.1	69.3	71.1	69.3	71.4	68.9	71.4	68.9
Operating profit / (loss)	28.2	10.5	45.8	44.5	10.3	(16.1)	19.8	11.1
Diluted earnings per share (‘EPS’) (pence)	7.2	6.0	13.5	16.6	1.3	(6.5)	4.8	3.6
Net Cash*	219.9	80.9	219.9	80.9	219.9	80.9	219.9	80.9

*	Net Cash comprises cash and cash equivalents less borrowings.

FINANCIAL HIGHLIGHTS1

•	H2 constant exchange rate (‘CER’) revenue growth of 29% (23% reported) versus the prior year comparative period. 12-month CER revenue growth of 18% (14% reported)

•	H2 in-house CER revenue growth (including CP&L4) of 41% (35% reported)

•	H2 gross margin increased 250 basis points to 71.4%, benefiting from the contribution of higher margin in-house products. 12-month gross margin increased to 71.1%

•

H2 operating profit of £10.3m with a 78% increase in adjusted[2] operating profit to £19.8m, equating to an adjusted operating margin of 13.2% (H2 2020: 9.1%). 12-month adjusted operating margin of 15.4% (2020: 17.1%), reflecting continuing investment in the business to support future growth

•

H2 reported diluted EPS of 1.3p (H2 2020: -6.5p). Adjusted[2] diluted EPS of 4.8p (H2 2020: 3.6p) reflecting the increase in operating profit offset by a higher deferred tax charge and higher number of shares in issue

•	Net cash inflow from operating activities over the 12-month period of £71.9m (2020: £63.0m), ending the period with a net cash position of £219.9m (2020: £80.9m)

BUSINESS HIGHLIGHTS

•	Customers gradually returned to labs during the 12-month period, with global lab activity approaching pre-COVID levels in the largest markets

•	Customer transactional Net Promotor Score (‘tNPS’) up two percentage points year-on-year to +58, with product satisfaction rates reaching all-time highs for the company

•	In-house product development and sales increased versus 2020, despite COVID-19 impact on lab activity; total in-house revenue in H2 (including CP&L) comprised 58% of total revenue (H2 2020: 53%)

•

Partnering with biopharma, diagnostic and multiplex platform partners continued to generate current and future sources of growth with the number of commercialized antibodies with these partners rising to more than 800 (2020: 459)

•	Progress was made in upgrading of the Group’s digital and physical infrastructure to support future growth, including the opening of new and expanded sites in China, Massachusetts, and California

•	Completed secondary US listing on Nasdaq in October 2020 (in addition to existing AIM listing in the UK)

•

Expanded Asia, Digital, and Life Science Industry experience within the Board of Directors with the appointments of Bessie Lee, Mark Capone and post period end, Sally Crawford, as Non-Executive Directors

•	Post period end announced agreement to acquire BioVision, Inc, a leading innovator of biochemical and cell-based assays, for cash consideration of $340m, with closing expected in October 2021

CURRENT TRADING AND OUTLOOK

Six-months to 31 December 2021

•

Uncertainty around the COVID-19 pandemic remains, yet laboratory activity and demand have continued to gradually recover and trading performance year to date is in line with the Board’s expectations, with mid-teens CER revenue growth in July and August

•	Based on prevailing exchange rates to pound sterling[5], the foreign exchange headwind to revenue growth is expected to be approximately 6% in the six-months to 31 December 2021

•

Following the recent Oracle ERP deployments and investments made in our global facilities, adjusted depreciation and amortisation (‘D&A’) costs of approximately £17-18m are expected in the six-months to 30 December 2021 (£15.1m in the six months to 30 June 2021)

•

Excluding D&A, adjusted costs and expenses for the six-months ended 31 December 2021 are expected to grow at mid- to high- single digit over the six-month period ended 30 June 2021 (£72.3m in the six months to 30 June 2021)

Long-Term Outlook to 2024

We are achieving growth across all product categories and geographic areas of the business as market activity continues to recover and our growth strategy is implemented. Investments we have made, and that we continue to make, are enabling the business to sustain growth and we remain committed to generating revenue of £425 – 500m for the year ending December 31, 2024 (calculated at the average exchange rates for the 12 months ended June 2021).

The business’ cash generation and financial position continue to provide a foundation from which to pursue opportunities, including innovation, acquisitions and partnerships. We will continue to invest in our business to enable Abcam to provide innovative, trusted, and improved solutions for our customers. While the rate of investment is expected to moderate from recent levels, as we pass the peak for this 2019-2024 strategy implementation, we have a continuing appetite to invest in growing Abcam sustainably for the long term.

Commenting on the performance, Alan Hirzel, Abcam’s Chief Executive Officer, said:

“Our team is dedicated to supporting life science discovery and the translation of discovery to social impact. Our financial performance, including 29% revenue growth, is one indicator of the trust the market has in our team, our innovation, and our brand. I am grateful to everyone at Abcam and our customers for their brilliant collaboration and efforts through this most challenging time. I thank our customers and partners for their continued support.”

“As I look ahead, I am convinced more than ever that we can extend our market leadership, sustain durable growth, and become an increasingly influential partner within our industry.”

Analyst and investor meeting and webcast:

Abcam will host a conference call and webcast for analysts and investors today at 14:00 BST/ 09:00 EDT. For details, and to register, please visit corporate.abcam.com/investors/reports-presentations

For further details please contact FTI Consulting at abcam@fticonsulting.com

A recording of the webcast will be made available on Abcam’s website, corporate.abcam.com/investors

Notes:

1.

On June 2, 2021, Abcam announced that it had changed its accounting reference date from June 30 to December 31. Unless otherwise stated, commentary relates to the comparison of the 12-month period ended June 30, 2021 (‘2021’) with the same period ended June 30, 2020 (‘2020’). Comparative tables for the six-month period ended June 30, 2021 are provided in the financial statements.

2.

These interim results include discussion of alternative performance measures which include revenues calculated at Constant Exchange Rates (CER) and adjusted financial measures. CER results are calculated by applying prior period’s actual exchange rates to this period’s results. Adjusted financial measures are explained in note 2(c) and reconciled to the most directly comparable measure prepared in accordance with IFRS in note 4 to the interim financial statements.

3.	Throughout this report, ‘H2 2020’ and ‘H2 2021’ refer to the six-month periods ended June 30, 2020 and June 30, 2021, respectively.
4.	Custom Products & Licensing (CP&L) revenue comprises custom service revenue, revenue from the supply of IVD products and royalty and licence income.
5.	Based on average exchange rates to GBP from 1 July – 9 September 2021 as follows: USD: 1.38; EUR: 1.17, RMB: 8.93, JPY 151.9

The information communicated in this announcement contains inside information for the purposes of Article 7 of the Market Abuse Regulation (EU) No. 596/2014.

For further information please contact:

Abcam	+ 44 (0) 1223 696 000
Alan Hirzel, Chief Executive Officer Michael Baldock, Chief Financial Officer James Staveley, Vice President, Investor Relations

Numis – Nominated Advisor & Joint Corporate Broker	+ 44 (0) 20 7260 1000
Garry Levin / Freddie Barnfield / Duncan Monteith

J.P. Morgan Cazenove – Joint Corporate Broker	+ 44 (0) 20 7742 4000
James Mitford / Hemant Kapoor

Morgan Stanley – Joint Corporate Broker	+ 44 (0) 207 425 8000
Tom Perry / Luka Kezic

FTI Consulting	+ 44 (0) 20 3727 1000
Ben Atwell / Natalie Garland-Collins

This announcement shall not constitute an offer to sell or solicitation of an offer to buy any securities.

This announcement is not an offer of securities for sale in the United States, and the securities referred to herein may not be offered or sold in the United States absent registration except pursuant to an exemption from, or in a transaction not subject to, the registration requirements of the U.S. Securities Act of 1933, as amended. Any public offering of such securities to be made in the United States will be made by means of a prospectus that may be obtained from the issuer, which would contain detailed information about the company and management, as well as financial statements.

Forward Looking Statements

This announcement contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Any express or implied statements contained in this announcement that are not statements of historical fact may be deemed to be forward-looking statements, including, without limitation statements of targets, plans, objectives or goals for future operations, including those related to Abcam’s products, product research, product development, product introductions and sales forecasts; statements containing projections of or targets for revenues, costs, income (or loss), earnings per share, capital expenditures, dividends, capital structure, net financials and other financial measures; statements regarding future economic and financial performance; statements regarding the scheduling and holding of general meetings and AGMs; statements regarding the assumptions underlying or relating to such statements; statements about Abcam’s portfolio and ambitions, as well as statements that include the words “expect,” “intend,” “plan,” “believe,” “project,” “forecast,” “estimate,” “may,” “should,” “anticipate” and similar statements of a future or forward-looking nature. Forward-looking statements are neither promises nor guarantees, but involve known and unknown risks and uncertainties that could cause actual results to differ materially from those projected, including, without limitation: a regional or global health pandemic, including the novel coronavirus (“COVID-19”), which has adversely affected elements of our business, could severely affect our business, including due to impacts on our operations and supply chains; challenges in implementing our strategies for revenue growth in light of competitive challenges; developing new products and enhancing existing products, adapting to significant technological change and responding to the introduction of new products by competitors to remain competitive; failing to successfully identify or integrate acquired businesses or assets into our operations or fully recognize the anticipated benefits of businesses or assets that we acquire; if our customers discontinue or spend less on research, development, production or other scientific endeavors; failing to successfully use, access and maintain information systems and implement new systems to handle our changing needs; cyber security risks and any failure to maintain the confidentiality, integrity and availability of our computer hardware, software and internet applications and related tools and functions; failing to successfully manage our current and potential future growth; any significant interruptions in our operations; if our products fail to satisfy applicable quality criteria, specifications and performance standards; failing to maintain our brand and reputation; our dependence upon management and highly skilled employees and our ability to attract and retain these highly skilled employees; and the important factors discussed under the caption “Risk Factors” in Abcam’s prospectus pursuant to Rule 424(b) filed with the U.S. Securities and Exchange Commission (“SEC”) on 22 October 2020, which is on file with the SEC and is available on the SEC website at www.sec.gov, as such factors may be updated from time to time in Abcam’s other filings with the SEC. Any forward-looking statements contained in this announcement speak only as of the date hereof and accordingly undue reliance should not be placed on such statements. Abcam disclaims any obligation or undertaking to update or revise any forward-looking statements contained in this announcement, whether as a result of new information, future events or otherwise, other than to the extent required by applicable law.

Interim management report

On June 2, 2021, Abcam announced that it had changed its accounting reference date from June 30 to December 31. Unless otherwise stated, the commentary relates to the comparison of the 12-month period ended June 30, 2021 (‘2021’) with the 12-month period ended June 30, 2020 (‘2020’). Comparative tables for the six-month period ended June 30, 2021 are also provided in the financial statements.

Introduction

We are pleased with the continued progress of our business over the last 12 months and the way our people have responded to the evolving impact of COVID-19. Indeed, the challenges presented since the pandemic began over 18 months ago have served to highlight the resilience of both our employees and our business, as well as the role Abcam and its customers have in advancing critical life science research. We are convinced more than ever that by continuing to develop our technologies, people, and capabilities, and focusing on customer needs, we can extend our market leadership, sustain durable growth, and become an increasingly influential partner within our industry.

Demand for our products, and particularly Abcam’s in-house developed products, increased during the period as laboratories have continued to relax COVID-19 restrictions, enabling greater productivity. Whilst the global pandemic situation continues to be fluid – and the risk of further outbreaks and new variants remains – we estimate that overall lab activity is now approaching pre-COVID levels in our largest markets.

As a result, in the six months ended June 30, 2021 our growth accelerated, with total revenues increasing 29% CER (23% reported), adjusted operating profit up 78%, to £19.8m (H2 2020: £11.1m), and adjusted diluted EPS increasing 33% to 4.8p (H2 2020: 3.6p). On a reported basis, operating profit increased to £10.3m (H2 2020: -£16.1m) and diluted EPS increased to 1.3p (H2 2020: -6.5p). Revenue over the 12-month period grew by 18% CER (14% reported) to £297.7m, whilst adjusted operating profit rose 3%. Adjusted diluted EPS declined to 13.5p (2020: 16.6p). On a reported basis, operating profit increased to £28.2m (2020: £10.5m) and diluted EPS increased to 7.2p (2020: 6.0p).

Despite the disruption inflicted on our customers and industry by COVID-19, the opportunities for growth in our markets remain, and we are committed to our investment plans to support the Group’s long-term growth ambitions. This has been an active period of strategic implementation across the Group, and we pay tribute to our colleagues and teams around the world who have shown audacity, agility, and dedication in the delivery of our plans – they are fundamental to the Group’s future success.

Underpinning our continued progress is our robust balance sheet and financial position, which enables us to invest in attractive organic and inorganic growth opportunities as they arise. This includes the recently announced acquisition of BioVision, a leading innovator of biochemical and cell-based assays, for $340m (subject to approval by the Shenzhen stock exchange and NKY shareholders, the parent company of BioVision), which will accelerate Abcam’s strategic execution and focus on in-house innovation and products.

Looking forward, with our expanding capabilities, financial position and market opportunities for growth, the Group is well-placed to sustain long-term value creation.

Financial review

As announced on September 1, 2021, the results presented for the 12 months ended June 30, 2021 include restated financial information for the six months ended December 31, 2020. See note 2 to the interim financial statements for further information.

Revenue

Revenue growth continues to be driven both by a recovery in laboratory activity from the depressed levels experienced in 2020 due to the COVID-19 pandemic, and by increasing demand for our portfolio of in-house developed products. Overall, in the six months ended June 30, 2021, total reported revenue grew 23.3% to £150.2m (H2 2020: £121.8m), representing CER growth of 29.0%, after a 5.7% headwind from foreign currency exchange as sterling appreciated against the Group’s major trading currencies.

The revenue impact of delisting products as part of our ongoing quality initiatives was approximately 3%. Though product delistings occur every year, the revenue impact in the period was materially higher than in prior years due to the removal of a certain number of larger supplier portfolios, which is not expected to be repeated.

Catalogue revenue, comprising around 94% of total revenue, grew 31.2% CER in the six months ended June 30, 2021 (25.6% reported), driven by increased demand for our in-house products, with CER revenue growth from these products of 47.7% CER (41.4% reported). Regionally, all major territories grew at high-single or double-digit rates.

Custom Products & Licensing (‘CP&L’) revenue, comprising the remaining 6% of total revenue, rose 3.2% on a CER basis (-4.3% reported). Within CP&L, revenue growth delivered from the supply of products for IVD use and from royalties and licensing income was partially offset by a decline in revenue from custom projects, which experienced lower customer activity in the period due to COVID-19.

Overall, total revenue for the 12-month period ended June 30, 2021 grew 14.5% to £297.7m (2020: £260.0m), representing CER growth of 18.0% after a 3.5% foreign currency exchange headwind. Acquisitions added 2% to reported revenue growth in the year (all of which was incurred in the first six-months, to December 31, 2021), offset by approximately 3% of revenue lost due to product delistings.

	12 months to June 30				Six months to June 30
	Revenue, £m		% change	2021	Revenue, £m		% Change	2021
	2021	2020	CER	% split	2021	2020	CER	% Split
Catalogue revenue by region
The Americas	104.8	96.8	14.8%	37%	53.5	44.1	31.6%	38%
EMEA	80.6	68.4	17.5%	29%	41.4	34.0	22.8%	29%
China	53.0	39.1	35.9%	19%	25.7	15.4	68.3%	18%
Japan	19.6	18.8	8.5%	7%	9.8	9.4	10.6%	7%
Rest of Asia Pacific	22.3	20.0	16.1%	8%	10.9	9.6	19.5%	8%

Catalogue revenue sub-total	280.3	243.1	18.6%	100%	141.3	112.5	31.2%	100%

Custom products and services	5.1	6.3	(15.1%)	29%	2.4	3.0	(13.3%)	27%
IVD	5.7	4.7	29.2%	33%	3.1	3.3	1.7%	35%
Royalties and licenses	6.6	5.9	18.4%	38%	3.4	3.0	21.1%	38%

Custom Products & Licensing sub-total	17.4	16.9	8.9%	100%	8.9	9.3	3.2%	100%

Total reported revenue	297.7	260.0	18.0%	100%	150.2	121.8	29.0%	100%

Catalogue revenue by product type:
In-house products	151.7	114.4	36.5%	54%	78.2	55.3	47.7%	55%
Third-party products	128.6	128.7	2.7%	46%	63.1	57.2	14.8%	45%

Catalogue revenue sub-total	280.3	243.1	18.6%	100%	141.3	112.5	31.2%	100%

Gross margin

Gross margin increased by 250 basis points, to 71.4%, in the six-months ended June 30, 2021 (H2 2020: 68.9%), reflecting both a favourable movement in product mix, with catalogue revenue generated from in-house products increasing to 55% of the total (H2 2020: 49%), as well as volume leverage resulting from the increase in revenue. Gross margin for the 12-month period increased to 71.1% (2020: 69.3%). The Group expects gross margin to continue to benefit from an increasing proportion of in-house product sales in the future.

Operating Costs and Expenses

	12 months to June 30				Six months to June 30
	Reported		Adjusted[2]		Reported		Adjusted[2]
	2021 £m	2020 £m	2021 £m	2020 £m	2021 £m	2020 £m	2021 £m	2020 £m
Selling, general & administrative expenses (SG&A)	158.8	131.4	147.4	118.3	85.8	70.7	79.3	62.2
Research and development expenses (R&D)	24.8	38.3	18.6	17.4	11.1	29.3	8.1	10.6

Total operating costs and expenses	183.6	169.7	166.0	135.7	96.9	100.0	87.4	72.8
Non-cash costs
Depreciation and amortization	(35.4)	(29.9)	(26.1)	(21.2)	(19.4)	(16.7)	(15.1)	(11.4)
Impairment	—	(14.9)	—	—	—	(14.9)	—	—
Share-based compensation	(13.6)	(9.3)	(13.6)	(9.3)	(6.3)	(4.3)	(6.3)	(4.3)

Total operating costs and expenses excl. non-cash costs	134.6	115.6	126.3	105.2	71.2	64.1	66.0	57.1

*	Details of items excluded from reported costs and expenses are provided in Adjusting Items below and in note 4 of the interim financial statements.

Six-months ended June 30, 2021

Total reported operating costs and expenses decreased by £3.1m or 3.1%, with reported SG&A expenses increasing 21.4% and R&D expenses declining 62.1% due to the impact of the £14.9m impairment recorded in the prior year period. On an adjusted basis, total costs and expenses increased by £14.6m or 20.1%, to £87.4m (H2 2020: £72.8m). The increase reflects greater business activity as well as planned investments made during the period in our platform and team to support the Company’s growth, including:

•

an increase in salary and salary-related costs (excluding share-based compensation costs) of £8.6m, to £53.1m, representing approximately 60% of the Group’s total adjusted operating cost base. Global headcount ended the period at approximately 1,650, up from approximately 1,500 in June 2020;

•	an increase in non-cash, share-based compensation costs of £2.0m, to £6.3m; and

•

a £3.7m increase in adjusted depreciation and amortization charges, to £15.1m (£2.7m on a reported basis), predominantly relating to the Oracle Cloud ERP project following the implementation of additional modules. There was also a £0.5m increase in depreciation on leased assets, following upgrades and expansion to our geographic footprint. Depreciation and amortization charges also include £4.0m related to the amortization of acquired intangibles (2020: £5.2m) (included within adjusting items).Depreciation and amortization charges are expected to increase to £17-18m in the next six months (to December 31, 2021) resulting from the recent Oracle ERP modules and footprint developments.

Excluding non-cash costs, which comprise depreciation and amortization, impairments, and share-based compensation, costs increased by 11.1% on a reported based and by 15.6% on an adjusted basis.

12-months ended June 30, 2021

On a reported basis, total operating costs and expenses increased by £13.9m or 8.2%, to £183.6m. On an adjusted basis, costs and expenses increased 22.3% to £166.0m (2020: £135.7m). Excluding non-cash costs as described above, total reported costs increased by 16.4% on a reported based and by 20.0% on an adjusted basis.

On a reported basis, SG&A expenses rose 20.9% whilst R&D expenditure declined by 35.2% after the impairment recorded last year.

Adjusting Items

Total reported costs for the six-months ended June 30, 2021 of £96.9m included £9.5m which are excluded from adjusted expenses, comprising: £2.0m relating to the Oracle Cloud ERP project (2020: £2.2m); acquisition, integration, and reorganisation charges of £3.2m (H2 2020: £4.8m); and £4.0m in charges relating to the amortization of acquired intangibles (H2 2020: £5.2m). Together with £8.1m of adjusting items included in the first six months of the year, adjusting items for the 12-month period to June 30, 2021 totalled £17.6m (2020: £34.0m).

Costs relating to the Oracle Cloud ERP project and amortization of acquired intangibles are expected to be incurred at a similar level over the next six months. The Group also expects to incur approximately £8m of additional acquisition, integration and reorganisation costs, predominantly relating to the acquisition of BioVision, by the end of calendar 2021.

Note 4 in the notes to the interim financial statements provides further detail on adjusting items and a reconciliation between reported and adjusted profit measures.

Earnings, Interest and Tax

	12 months to June 30				Six months to June 30
	Reported		Adjusted[2]		Reported		Adjusted[2]
	2021 £m	2020 £m	2021 £m	2020 £m	2021 £m	2020 £m	2021 £m	2020 £m
EBITDA	63.6	55.3	71.9	65.7	29.7	15.5	34.9	22.5
Depreciation and amortization	(35.4)	(29.9)	(26.1)	(21.2)	(19.4)	(16.7)	(15.1)	(11.4)
Impairment	—	(14.9)	—	—	—	(14.9)	—	—

Operating profit / (loss)	28.2	10.5	45.8	44.5	10.3	(16.1)	19.8	11.1
Net finance costs	(2.8)	(2.1)	(2.8)	(2.1)	(1.1)	(1.5)	(1.1)	(1.5)

Profit before tax (PBT)	25.4	8.4	43.0	42.4	9.2	(17.6)	18.7	9.6
Tax	(9.2)	4.1	(12.5)	(7.7)	(6.3)	4.0	(7.8)	(1.9)

Profit after tax	16.2	12.5	30.5	34.7	2.9	(13.6)	10.9	7.7

Reported operating profit for the six-months ended June 30, 2021 was £10.3m (H2 2020: £16.1m operating loss). Adjusted operating profit rose 78.3% to £19.8m (2020: £11.1m), equating to an adjusted operating profit margin of 13.2% (H2 2020: 9.1%), reflecting both the increase in revenue and investment during the period. Adjusted operating margin for the 12-month period was 15.4% (2020: 17.1%).

After net finance costs reduced following the repayment of the RCF in November 2020, reported PBT increased to £9.2m in the six-month period (H2 2020: £17.6m loss before tax) and adjusted PBT to £18.7m.

Reported tax charge for the six-month period was £6.3m (H2 2020: credit of £4.0m), primarily due to the requirement to restate those deferred tax balances which are foreseen to reverse after 31 March 2023 at the UK Corporation Tax rate of 25% applying after that date. This restatement contributes a tax charge of some £3.5 million. After tax on adjusting items of £1.5m, the tax charge on adjusted profits totalled £7.8m, giving an effective tax rate for the six-month period of 41.7% (H2 2020: 19.8%).

Reported tax charge for the 12-month period was £9.2m (2020: credit of £4.1m), also including the tax charge of £3.5 million in respect of the restatement of deferred tax balances. After tax on adjusting items of £3.3m, the tax charge on adjusted profits totalled £12.5m, giving an effective tax rate for 12-month period of 29.1%.

For both the six- and 12- month periods, the underlying reported and adjusted current year tax charge, excluding one-off items, is approximately 19.8%.

Following the increase in average shares in issue in the period following the share placings in April 2020 and October 2020, reported diluted earnings per share (EPS) for the six-months ended June 30, 2021 was 1.3p (H2 2020: -6.5p), with adjusted diluted EPS of 4.8p (H2 2020: 3.6p). For the 12-months reported diluted EPS was 7.2p (2020: 6.0p) and adjusted diluted EPS 13.5p (2020: 16.6p). Note 6 sets out a reconciliation between reported and adjusted EPS.

Cash Flow and Net Cash for the 12 months ended June 30

	2021 £m	2020 £m
Operating cash flows before working capital	77.3	61.4
Change in working capital	(0.3)	4.0

Cash generated from operations	77.0	65.4
Income taxes paid	(5.1)	(2.4)

Net cash inflow from operating activities	71.9	63.0

Net cash outflow from investing activities	(45.8)	(148.1)
Net cash inflow from financing activities	8.9	184.6

Increase in cash and cash equivalents	35.0	99.5

Cash and cash equivalents at beginning of year	187.3	87.1
Effect of foreign exchange rates	(2.4)	0.7

Cash and cash equivalents at end of the year	219.9	187.3

Free Cash Flow*	16.1	19.0

*	Free Cash Flow comprises net cash generated from operating activities less net capital expenditure, cash flows relating to committed capital expenditure and outflows in respect of lease obligations

The Group remains highly cash generative at the operating level, with cash inflows from operating activities increasing 14.1% to £71.9m (2020: £63.0m). After an increase in net capital expenditure (including cash flows relating to committed capital expenditure and capital repayments on leases), Free Cash Flow was £16.1m (2020: £19.0m).

Cash outflows on investing activities were predominantly comprised of net capital expenditures of £46.1m (2020: £36.3m). Net capital expenditure includes the receipt of £0.4m in cash held in escrow in respect of future capital expenditure together with a landlord reimbursement of £10.7m relating to leasehold improvement costs, primarily for the new Waltham site. Major areas of capital expenditure included £13.8m in respect of global footprint developments (net of landlord contributions) (2020: £nil), and £25.7m on intangible assets (2020: £23.0m). Intangible assets included £7.4m in respect of the Oracle ERP project, £9.0m in respect of other software developments relating to the Group’s digital transformation and £8.9m of internally developed technology relating to new in-house products (2020: £9.0m).

Cash inflows from financing activities totalled £8.9m (2020: £184.6m). This figure was driven by the receipt of net proceeds of £127.4m from issuing new shares, including the placing of American Depository Shares on Nasdaq in October 2020, partially offset by the repayment of £107.0m of the revolving credit facility together with other outflows of £12.0m (2020: £8.6m).

The Group ended the period with a net cash position of £219.9m (2020: £80.9m).

Post the period end the Group announced it had agreed to acquire BioVision, a wholly owned subsidiary of Boai NKY Medical Holdings Ltd., for total cash consideration of $340 million (£246m).

Average* Return on Capital Employed for the 12 months ended June 30

£m unless otherwise stated	2021*	2020*
Current assets*	299.3	225.3
Non-current assets	518.7	403.8

Total Assets*	818.0	629.1
Less: Current liabilities*	(113.3)	(102.5)

Average capital employed*	704.7	526.6

Adjusted operating profit	45.8	44.5

Return on Capital Employed*, %	6.5%	8.4%

*

Calculated by taking the average of assets/liabilities from the previous two balance sheets as at June 30. For the 2021 calculation, the average was calculated using the June 30, 2021 and June 30, 2020 balance sheets and for the 2020 calculation, the calculation was performed using the June 30, 2020 and June 30, 2019 balance sheets.

Average return on capital employed for the period reduced from 8.4% to 6.5%, predominantly reflecting the increase in current assets and reduction in current liabilities following the share placing in October 2020 raising net proceeds of £126.5m. The average capital employed for 2020 was impacted by the implementation of IFRS 16 on July 1, 2019, resulting in right-of-use assets and current lease liabilities on the group’s balance sheet (June 30, 2020; £114.1m impact, June 30, 2019: £nil), as well as the cash proceeds from the issue of 11 million ordinary shares during April 2020 (£110.0 million).

Business Review

The Group continued to make further operating and strategic progress over the period, strengthening its position as a partner of choice for customers and partners.

Below follows a brief description of milestones achieved aligned to the Group’s major priorities:

Sustaining and extending antibody and digital leadership

The Group remains committed to maintaining and growing its position as the number one provider of research antibodies, globally. Abcam’s customers’ success depends on rigorous product performance and reliability, and it’s these factors that continue to influence the Group’s innovation efforts. Progress during the period included:

•

further market share gains from competitors, with the latest data showing a ~2% percentage point gain in antibody citation share in calendar 2020 (source: CiteAb, based on approximately 300,000 recorded citations for 2020 as of July 2021)

•

introduced over four thousand recombinant antibody-based products over the last 12 months (including RabMAb antibodies, antibody pairs, SimpleStep ELISA kits, and alternative formulations that enable faster labelling and assay development), a 50% rise on the previous 12 months period, despite COVID-19 related disruption to the Group’s R&D activity levels;

•

achieved record product satisfaction rates for both in-house and third-party products, supported by the Group’s product quality initiatives, including expansion of Abcam’s award winning CRISPR gene knockout validation programme and the delisting of thousands of products that no longer meet the Group’s stringent performance standards; and

•

made progress towards the next phase of the Group’s digital customer vision, to support a more personalized and dynamic online experience; including content marketing, marketing automation and improvements to the user experience across the Group’s desktop and mobile sites

Expanding into adjacent markets

Non-antibody based proteomic research reagents

The Group continues to focus on broadening its proprietary product offering beyond antibodies into complementary life science reagents including conjugation and labelling kits, recombinant proteins, engineered cell lines and lysates, biochemical and cell-based assays and imaging and multiplexing consumables. Overall, the Group has delivered over 30% CER revenue growth in non-primary antibody products over the last 12 months, with these products now accounting for approximately 20% of total catalogue revenue. Alongside positive revenue growth, operational milestones reached included:

•	strengthened conjugation and labelling offering following the completions of the integrations of Expedeon, BrickBio and Marker Gene Technologies;

•	completed the build out of in-house protein team and developed and launched initial batch of high-quality, bioactive proteins;

•

opened a new R&D facility in Fremont, California to house our engineered cell-lines team and published the first group of in-house developed cell lines following the acquisition of Applied Stem Cell in 2020;

•	made further operational and commercial progress with FirePlex® multiplex offering, launching a new high-throughput 1,536 well-plate product and adding several new biopharma customers;

•	post period end announced the acquisition of BioVision, a leading innovator of biochemical and cell-based assays and major supplier to Abcam; and

•	expanded operational capacity for new product development with the opening of the Waltham, MA facility in July 2021.

Developing biopharma, diagnostic and platform partnerships (‘Abcam Inside’)

Across the translational research, drug discovery and clinical markets, our goal is to be a leading discovery partner to organisations looking to access high quality antibodies and antibody expertise for commercial use. Recent progress includes:

•

continued business development and generation of customer interest, benefiting from the investments made in innovation capabilities, business development and commercial teams over the last several years;

•	executed over 90 outbound commercial agreements (2020: 56) with new and existing partners, including the initiation of approximately 30 new service, commercial supply agreements and/or licenses; and

•

commercialised hundreds of additional recombinant RabMAb clones through co-development programs on third-party platforms or as diagnostic tools under these agreements, bringing the total to over 800 (2020: 479), with almost 2,000 more undergoing evaluation by partners.

Building organisational scalability

The Group continues to focus on building scalability into its operational infrastructure including its manufacturing and logistics footprint, IT backbone and digital capabilities to support its long-term growth plans and realise operational efficiencies. Progress includes:

•	delivered planned developments of the Group’s global footprint, despite disruptions caused by COVID-19, including:

•	opened major new c.100,000 sq. ft facility in Waltham, Massachusetts in July 2021, more than doubling previous site footprint, and a new site in Freemont, California;

•	completed expansion of the Group’s operations in HangZhou and opened a new, larger facility in Shanghai, China; and

•	progressed work on the next wave of enhancements, covering Eugene, Oregon and Asia-Pacific

•

began roll-out of the final stages of Oracle ERP project, covering manufacturing and supply chain. Successfully implemented initial phases, with completion currently on track by the end of calendar 2022; and

•	continued to automate manual systems across customer operations, procurement, and finance to improve customer support levels and generate efficiencies.

Sustainable development and increasing positive impact

During the year the Group reviewed the impact of its business operations and established commitments, metrics and targets aligned to the following four areas believed to be most important to sustaining value creation: Products; People; Partners and Planet. Further detail is available in our 2020 Impact Report published on our corporate website (corporate.abcam.com/sustainability). Progress against the initial metrics identified for each area are shown below:

Sustainability Performance Measure	Area	2021	2020
Customer tNPS (12-month rolling)	Products	+58	+56
In-house product revenue as % of total catalogue revenue	Products	54%	47%
Product satisfaction rate (12-month rolling)	Products	98.9%	98.7%

Employee tNPS (12-month rolling to December)*	People	from 2022*
Days lost to Health & Safety incidents	People	4	2

No. of antibodies validated for use on third-party platforms or in diagnostics	Partners	843	459
Third party suppliers signed up to Abcam’s Code of Conduct	Partners	100.0%	98.3%

Carbon intensity (Scope 1, 2 & 3, Global), TCO2e / £m	Planet	TBC **	21.2
Waste to landfill, Tonnes	Planet	TBC **	77.5

*

Monthly survey data was launched in April 2020. The Group will report on the first complete year (12-month average to December 2021) in March 2022. The measure has remained consistent from April 2020 to date.

**	2021 data collection and analysis ongoing – to be published in the interim impact report later in 2021

Together with the positive developments on products and partnerships outlined in the section above, the Group has made further progress on its people strategy during the year, including increasing the amount of training and support provided to employees, furthering the Group’s involvement in the UK apprentice scheme and working to foster a more inclusive environment. A new Diversity & Inclusion strategy was launched during the year, including the establishment of multiple Employee Resource Groups, together with an enhanced family leave policy, and the introduction of diversity and inclusion targets that are tied to senior management compensation.

These and other initiatives ensure that we are building an exceptional workplace for our teams. Despite the challenges brought by the pandemic, monthly employee engagement scores remain close to all-time highs and we were delighted to be recognized by Glassdoor earlier this year as the 3rd best place to work in the UK in 2020, as voted for by employees.

Whilst our carbon footprint is modest on a relative basis, we recognize that every person and organisation on the planet must take action to address the climate crisis. The Group continues to progress its carbon reporting and management in support of our commitment to reduce our environmental impact. The Group’s SECR Scope 3 emissions were analyzed during the year and have now been incorporated into our carbon intensity measure for 2020. Emissions reporting for the last 12 months is currently underway and will be published in the Group’s interim impact report, to be published later in 2021.

Looking forward

We are achieving good momentum across the business as market activity continues to recover. Investments we have made, and that we continue to make, are enabling the business to sustain growth and we remain committed to generating revenue of £425 – 500m for the year ending December 31, 2024 (calculated at the average exchange rates for the 12 months ended June 2021).

In the more immediate term, uncertainty around the COVID-19 pandemic remains, yet laboratory activity and demand have continued to gradually recover and trading performance year to date is in line with the Board’s expectations, with mid-teens CER revenue growth in July and August.

The business’ cash generation and financial position continue to provide a foundation from which to pursue opportunities, including innovation, acquisitions and partnerships. We will continue to invest in our business to enable Abcam to provide innovative, trusted, and improved solutions for our customers. While the rate of investment is expected to moderate from recent levels, as we pass the peak for this 2019-2024 strategy implementation, we have a continuing appetite to invest in growing Abcam sustainably for the long term.

Supported by a clear purpose and strategy, and thanks to the efforts of all our employees and partners, we believe that Abcam is well positioned to continue delivering long-term value for our shareholders.

Alan Hirzel

Chief Executive Officer

Michael S Baldock

Chief Financial Officer

13 September 2021

Forward Looking Statements

This report contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Any express or implied statements contained in this announcement that are not statements of historical fact may be deemed to be forward-looking statements, including, without limitation statements of targets, plans, objectives or goals for future operations, including those related to Abcam’s products, product research, product development, product introductions and sales forecasts; statements containing projections of or targets for revenues, costs, income (or loss), earnings per share, capital expenditures, dividends, capital structure, net financials and other financial measures; statements regarding future economic and financial performance; statements regarding the scheduling and holding of general meetings and AGMs; statements regarding the assumptions underlying or relating to such statements; statements about Abcam’s portfolio and ambitions, as well as statements that include the words “expect,” “intend,” “plan,” “believe,” “project,” “forecast,” “estimate,” “may,” “should,” “anticipate” and similar statements of a future or forward-looking nature. Forward-looking statements are neither promises nor guarantees, but involve known and unknown risks and uncertainties that could cause actual results to differ materially from those projected, including, without limitation: a regional or global health pandemic, including the novel coronavirus (“COVID-19”), which has adversely affected elements of our business, could severely affect our business, including due to impacts on our operations and supply chains; challenges in implementing our strategies for revenue growth in light of competitive challenges; developing new products and enhancing existing products, adapting to significant technological change and responding to the introduction of new products by competitors to remain competitive; failing to successfully identify or integrate acquired businesses or assets into our operations or fully recognize the anticipated benefits of businesses or assets that we acquire; if our customers discontinue or spend less on research, development, production or other scientific endeavours; failing to successfully use, access and maintain information systems and implement new systems to handle our changing needs; cyber security risks and any failure to maintain the confidentiality, integrity and availability of our computer hardware, software and internet applications and related tools and functions; failing to successfully manage our current and potential future growth; any significant interruptions in our operations; if our products fail to satisfy applicable quality criteria, specifications and performance standards; failing to maintain our brand and reputation; our dependence upon management and highly skilled employees and our ability to attract and retain these highly skilled employees; and the important factors discussed under the caption “Risk Factors” in Abcam’s prospectus pursuant to Rule 424(b) filed with the U.S. Securities and Exchange Commission (“SEC”) on 22 October 2020, which is on file with the SEC and is available on the SEC website at www.sec.gov, as such factors may be updated from time to time in Abcam’s other filings with the SEC. Any forward-looking statements contained in this announcement speak only as of the date hereof and accordingly undue reliance should not be placed on such statements. Abcam disclaims any obligation or undertaking to update or revise any forward-looking statements contained in this announcement, whether as a result of new information, future events or otherwise, other than to the extent required by applicable law.

Responsibility statement

We confirm to the best of our knowledge:

•	the interim financial statements have been prepared in accordance with IAS 34;

•

the Financial and Operational highlights, Interim Management Report and Interim Financial statements include a fair review of the information required by the Financial Statements Disclosure and Transparency Rules (DTR) 4.2.7R, being an indication of important events that have occurred during the first twelve months of the financial period and a description of the principal risks and uncertainties for the remaining six months of the period; and

•

the Financial and Operational highlights and Interim Management Report include a fair review of the information required by DTR 4.2.8R, being related party transactions that have taken place in the first twelve months of the current financial period and that have materially affected the financial position or performance of the entity during the period and also any changes in the related party transactions described in the last Annual Report that could do so.

At the date of this statement, the Directors are those listed in the Annual Report and Accounts 2020 except for the following changes.

	Appointed	Resigned
Louise Patten		19 May 2021

Bessie Lee	28 January 2021

Mark Capone	28 January 2021

Sally W. Crawford	13 August 2021

By order of the Board

Alan Hirzel

Chief Executive Officer

Michael S Baldock

Chief Financial Officer

13 September 2021

Consolidated income statement

For the twelve month period ended June 30, 2021

		Twelve months ended June 30, 2021			Year ended June 30, 2020
	Note	Adjusted* £m	Adjusting items* £m	Total £m	Adjusted* £m	Adjusting items* £m	Total £m
Revenue		297.7	—	297.7	260.0	—	260.0
Cost of sales		(85.9)	—	(85.9)	(79.8)	—	(79.8)

Gross profit		211.8	—	211.8	180.2	—	180.2
Selling, general and administrative expenses		(147.4)	(11.4)	(158.8)	(118.3)	(13.1)	(131.4)
Research and development expenses		(18.6)	(6.2)	(24.8)	(17.4)	(20.9)	(38.3)

Operating profit		45.8	(17.6)	28.2	44.5	(34.0)	10.5
Finance income		0.4	—	0.4	0.7	—	0.7
Finance costs		(3.2)	—	(3.2)	(2.8)	—	(2.8)

Profit before tax		43.0	(17.6)	25.4	42.4	(34.0)	8.4
Tax	5	(12.5)	3.3	(9.2)	(7.7)	11.8	4.1

Profit for the period attributable to equity shareholders of the parent		30.5	(14.3)	16.2	34.7	(22.2)	12.5

Earnings per share
Basic	6	13.7p		7.3p	16.7p		6.0p
Diluted	6	13.5p		7.2p	16.6p		6.0p

Consolidated income statement

For the six month period ended June 30, 2021

		Six months ended June 30, 2021			Six months ended June 30, 2020
	Note	Adjusted* £m	Adjusting items* £m	Total £m	Adjusted* £m	Adjusting items* £m	Total £m
Revenue		150.2	—	150.2	121.8	—	121.8
Cost of sales		(43.0)	—	(43.0)	(37.9)	—	(37.9)

Gross profit		107.2	—	107.2	83.9	—	83.9
Selling, general and administrative expenses		(79.3)	(6.5)	(85.8)	(62.2)	(8.5)	(70.7)
Research and development expenses		(8.1)	(3.0)	(11.1)	(10.6)	(18.7)	(29.3)

Operating profit / (loss)		19.8	(9.5)	10.3	11.1	(27.2)	(16.1)
Finance income		0.2	—	0.2	0.2	—	0.2
Finance costs		(1.3)	—	(1.3)	(1.7)	—	(1.7)

Profit / (loss) before tax		18.7	(9.5)	9.2	9.6	(27.2)	(17.6)
Tax	5	(7.8)	1.5	(6.3)	(1.9)	5.9	4.0

Profit / (loss) for the period attributable to equity shareholders of the parent		10.9	(8.0)	2.9	7.7	(21.3)	(13.6)

Earnings per share
Basic	6	4.8p		1.3p	3.7p		(6.5p )
Diluted	6	4.8p		1.3p	3.6p		(6.5p )

*

Adjusted figures exclude impairment of intangible assets, system and process improvement costs, acquisition costs, integration and reorganisation costs, amortization of acquisition related intangible assets, the tax effect of adjusting items and certain individually significant tax items. Such excluded items are described as “adjusting items”. Further information on these items is shown in note 4.

Consolidated statement of comprehensive income

For the period ended June 30, 2021

	Twelve months ended June 30, 2021 £m	Year ended June 30, 2020 £m	Six months ended June 30, 2021 £m	Six months ended June 30, 2020 £m
Profit / (loss) for the period attributable to equity shareholders of the parent	16.2	12.5	2.9	(13.6)

Items that may be reclassified to the income statement in subsequent periods
Movement on cash flow hedges	1.1	0.7	—	(2.6)
Exchange differences on translation of foreign operations	(22.9)	9.6	(5.4)	17.5
Movement in fair value of investment	(3.2)	4.0	(0.1)	3.8
Tax relating to components of other comprehensive income	0.6	(1.5)	—	(0.9)

Other comprehensive (expense) / income for the period	(24.4)	12.8	(5.5)	17.8

Total comprehensive (expense) / income for the period	(8.2)	25.3	(2.6)	4.2

Consolidated balance sheet

As at June 30, 2021

	Note	As at June 30, 2021 £m	As at June 30, 2020 £m
Non-current assets
Goodwill		181.0	192.8
Intangible assets		155.2	154.4
Property, plant and equipment		66.2	43.3
Right-of-use assets		93.8	121.4
Investments	10	3.5	7.0
Deferred tax asset		5.1	13.7

		504.8	532.6

Current assets
Inventories		45.9	40.7
Trade and other receivables		46.4	44.4
Current tax receivable		6.9	6.4
Derivative financial instruments	10	0.6	—
Cash and cash equivalents		219.9	187.3

		319.7	278.8

Total assets		824.5	811.4

Current liabilities
Trade and other payables		(57.1)	(43.8)
Derivative financial instruments	10	(0.1)	(1.2)
Borrowings	10	—	(106.4)
Lease liabilities		(8.1)	(7.3)
Current tax liabilities		(1.6)	(0.9)

		(66.9)	(159.6)

Net current assets		252.8	119.2

Non-current liabilities
Deferred tax liability		(20.5)	(28.7)
Lease liabilities		(102.4)	(120.5)

		(122.9)	(149.2)

Total liabilities		(189.8)	(308.8)

Net assets		634.7	502.6

Equity
Share capital		0.5	0.4
Share premium account		265.5	138.2
Merger reserve		68.6	68.6
Own shares		(2.3)	(2.5)
Translation reserve		20.0	42.9
Hedging reserve		0.2	(0.7)
Retained earnings		282.2	255.7

Total equity attributable to the equity shareholders of the parent		634.7	502.6

Approved by the Board of directors and authorised for issue on September 13, 2021.

Consolidated statement of changes in equity

Twelve months ended June 30, 2021

	Share capital £m	Share premium account £m	Merger reserve £m	Own shares £m	Translation Reserve £m	Hedging reserve £m	Retained Earnings £m	Total £m
Balance as at July 1, 2020	0.4	138.2	68.6	(2.5)	42.9	(0.7)	255.7	502.6

Profit for the period	—	—	—	—	—	—	16.2	16.2
Other comprehensive (expense) / income	—	—	—	—	(22.9)	0.9	(2.4)	(24.4)

Total comprehensive expense / income for the period	—	—	—	—	(22.9)	0.9	13.8	(8.2)

Issue of ordinary shares, net of share issue costs	0.1	127.3	—	0.2	—	—	(0.2)	127.4
Share-based payments inclusive of deferred tax	—	—	—	—	—	—	13.0	13.0
Purchase of own shares	—	—	—	—	—	—	(0.1)	(0.1)

Balance as at June 30, 2021	0.5	265.5	68.6	(2.3)	20.0	0.2	282.2	634.7

Year ended June 30, 2020

	Share capital £m	Share premium account £m	Merger reserve £m	Own shares £m	Translation reserve £m	Hedging reserve £m	Retained earnings £m	Total £m
Balance as at July 1, 2019	0.4	27.0	68.1	(2.8)	33.3	(1.3)	258.6	383.3

Profit for the period	—	—	—	—	—	—	12.5	12.5
Other comprehensive income	—	—	—	—	9.6	0.6	2.6	12.8

Total comprehensive income for the period	—	—	—	—	9.6	0.6	15.1	25.3

Issue of ordinary shares	—	111.2	0.5	0.3	—	—	(0.3)	111.7
Share-based payments inclusive of deferred tax	—	—	—	—	—	—	7.4	7.4
Purchase of own shares	—	—	—	—	—	—	(0.1)	(0.1)
Equity dividends	—	—	—	—	—	—	(25.0)	(25.0)

Balance as at June 30, 2020	0.4	138.2	68.6	(2.5)	42.9	(0.7)	255.7	502.6

Consolidated cash flow statement

For the period ended June 30, 2021

			Note	Twelve months ended June 30, 2021 £m	Year ended June 30, 2020 £m
Cash generated from operations			8	77.0	65.4
Net income taxes paid				(5.1)	(2.4)

Net cash inflow from operating activities	*			71.9	63.0

Investing activities
Investment income				0.4	0.7
Purchase of property, plant and equipment	*			(31.5)	(12.7)
Purchase of intangible assets	*			(25.7)	(23.0)
Transfer of cash from / (to) escrow in respect of future capital expenditure	*			0.4	(0.6)
Reimbursement of leasehold improvement costs	*			10.7	—
Purchase of investments				(0.1)	(2.2)
Net cash outflow arising from acquisitions				—	(110.3)

Net cash outflow from investing activities				(45.8)	(148.1)

Financing activities
Dividends paid			9	—	(25.0)
Principal element of lease obligations	*			(8.5)	(6.8)
Interest element of lease obligations	*			(1.2)	(0.9)
Interest paid				(0.9)	(0.8)
Proceeds on issue of shares, net of issue costs				127.4	111.2
Utilization of revolving credit facility				—	127.0
Repayment of revolving credit facility			10	(107.0)	(20.0)
Facility arrangement fees				(0.8)	—
Purchase of own shares				(0.1)	(0.1)

Net cash inflow from financing activities				8.9	184.6

Net increase cash and cash equivalents				35.0	99.5

Cash and cash equivalents at beginning of period				187.3	87.1
Effect of foreign exchange rates				(2.4)	0.7

Cash and cash equivalents at end of period	(i	)		219.9	187.3

Free cash flow	(ii	)		16.1	19.0

(i)

Within cash and cash equivalents is £1.6m (June 30, 2020: £0.9m) of cash relating to employee contributions to the Group’s share scheme ‘AbShare’, which is reserved for the purpose of purchasing shares upon vesting.

(ii)

Free cash flow comprises those items marked * and comprises net cash generated from operating activities less net capital expenditure, transfer of cash from/(to) escrow in respect of future capital expenditure, and the principal and interest elements of lease obligations.

Notes to the interim financial statements

For the period ended June 30, 2021

1. General information

These condensed consolidated interim financial statements for the twelve and six month periods ended June 30, 2021 are unaudited and do not comprise statutory accounts within the meaning of section 434 of the Companies Act 2006, but have been reviewed by the auditor. The financial information for the year ended June 30, 2020 does not constitute the Company’s statutory accounts for that period, but has been extracted from those accounts, which were approved by the Board of Directors on September 12, 2020 and have been delivered to the Registrar of Companies. The auditor has reported on those accounts, their opinion was unqualified, did not draw attention to any matters by way of emphasis and did not contain any statement under section 498(2) or (3) of the Companies Act 2006.

2. Basis of preparation

On June 2, 2021, the Group announced that it was extending its current period from June 30 to December 31. The financial statements are therefore for the six and the twelve month periods ended June 30, 2021.

The condensed interim financial statements for the twelve and six month periods ended June 30, 2021 included in this interim financial report have been prepared in accordance with IAS 34 ‘Interim Financial Reporting’ (IAS 34) as issued by the International Accounting Standards Board, and have been prepared on a going concern basis as described further below.

a. Accounting policies

The accounting policies adopted in the preparation of the condensed consolidated interim financial statements are those as set out in the Group’s financial statements for the year ended June 30, 2020. In addition, tax on income in the interim period is calculated as described in note 5.

New accounting standards and interpretations

There have not been any new standards or interpretations adopted in the period which would have a material financial impact on, or disclosure requirement for, the Group’s interim report.

b. Going concern

The directors have prepared the interim financial statements on a going concern basis. In considering going concern, the directors have considered the Group’s forecasts and projections, taking account of reasonably possible changes in trading performance, including the possible effects of COVID-19. These show that the Group is expected to operate within the limits of its available resources.

Accordingly, the directors have a reasonable expectation that the Group has adequate resources to continue in operation for the foreseeable future and a period of not less than twelve months from the date of this report. Accordingly, the going concern basis has been adopted in preparing the interim financial report.

c. Adjusted performance measures

Adjusted performance measures are used by the Directors and management to monitor business performance internally and exclude certain cash and non-cash items which they believe are not reflective of the normal day-to-day operating activities of the Group. The Directors believe that disclosing such non-IFRS measures enables a reader to isolate and evaluate the impact of such items on results and allows for a fuller understanding of performance from period to period. Adjusted performance measures may not be directly comparable with other similarly titled measures used by other companies. A detailed reconciliation between reported and adjusted measures is presented in note 4.

d. Adjustment to the results for the six months ended December 31, 2020

Subsequent to the issue of the Group’s unaudited interim results for the six months ended December 31, 2020, management reviewed and identified that certain accrued liabilities reflected on the Group’s balance sheet as at December 31, 2020 should be amended. Accordingly, management has restated its consolidated financial statements as of and for the six months ended December 31, 2020. As a consequence, the results presented for the twelve months ended June 30, 2021 include restated balances for the six months ended December 31, 2020.

Notes to the interim financial statements (continued)

For the period ended June 30, 2021

2. Basis of preparation (continued)

d. Adjustment to the results for the six months ended December 31, 2020 (continued)

The following table summarises the impact of the adjustment to results for the six months ended December 31, 2020:

	As previously reported £’m	Adjustment £’m	As restated £’m
Selling, general and administrative expenses	(75.4)	2.4	(73.0)
Adjusting items	4.9	—	4.9

Adjusted selling, general and administrative expenses	(70.5)	2.4	(68.1)
Operating profit	15.5	2.4	17.9
Adjusting items	8.1	—	8.1

Adjusted operating profit	23.6	2.4	26.0
Profit before tax	13.8	2.4	16.2
Adjusting items	8.1	—	8.1

Adjusted profit before tax	21.9	2.4	24.3
Tax	(2.1)	(0.8)	(2.9)
Adjusting items	(1.8)	—	(1.8)

Adjusted tax	(3.9)	(0.8)	(4.7)
Profit for the period	11.7	1.6	13.3
Adjusting items	6.3	—	6.3

Adjusted profit for the period	18.0	1.6	19.6

Total comprehensive expense	(7.2)	1.6	(5.6)

Earnings per share
Basic	5.3p	0.8p	6.1p
Diluted	5.3p	0.7p	6.0p

Adjusted earnings per share
Basic	8.2p	0.7p	8.9p
Diluted	8.1p	0.7p	8.8p

The adjustment resulted in a £3.1m decrease to Trade and Other Payables; £0.5m decrease to Inventory; £0.2m decrease to Property, Plant and Equipment and £0.8m decrease to Tax Receivable compared to the balances previously reported for December 31, 2020. The balance sheet as at December 31, 2020 is not presented within these interim financial statements.

Notes to the interim financial statements (continued)

For the period ended June 30, 2021

3. Operating segments

The Directors consider that there is only one core business activity and there are no separately identifiable business segments which are engaged in providing individual products or services or a group of related products and services which are subject to separate risks and returns. The information reported to the Group’s Chief Executive Officer, who is considered the chief operating decision maker, for the purposes of resource allocation and assessment of performance, is based wholly on the overall activities of the Group. The Group has therefore determined that it has only one reportable segment under IFRS 8 Operating Segments, which is ‘sales of antibodies and related products’. The Group’s revenue and assets for this one reportable segment can be determined by reference to the Group’s income statement and balance sheet.

Geographical information

Revenues are attributed to regions based primarily on customers’ location. The Group’s revenue from external customers is set out below:

		Twelve months ended June 30, 2021 £’m	Year ended June 30, 2020 £’m	Six months ended June 30, 2021 £’m	Six months ended June 30, 2020 £’m
The Americas		119.8	112.4	61.2	52.7
EMEA	(i)	82.6	69.3	42.4	34.4
China		53.2	39.5	25.8	15.7
Japan		19.6	18.8	9.7	9.4
Rest of Asia	(i)	22.5	20.0	11.1	9.6

		297.7	260.0	150.2	121.8

(i)

Revenues for the sub-region of Central Asia have been reclassified from EMEA to Rest of Asia for the period ended June 30, 2021. This is to better align our reporting to sales performance and geographical location. The value attributable to Central Asia for the twelve months ended June 30, 2021 is £1.4m (year ended June 30, 2020: £1.5m). The value attributable to Central Asia for the six months ended June 30, 2021 is £0.8m (six months ended June 30, 2020: £0.7m). The comparatives presented have not been updated for this change.

Revenue by type is shown below:

	Twelve months ended June 30, 2021 £’m	Year ended June 30, 2020 £’m	Six months ended June 30, 2021 £’m	Six months ended June 30, 2020 £’m
Catalogue revenue	280.3	243.1	141.3	112.5
Custom products and services	5.1	6.3	2.4	3.0
IVD	5.7	4.7	3.1	3.3
Royalties and licenses	6.6	5.9	3.4	3.0

Custom products and licensing	17.4	16.9	8.9	9.3

Total reported revenue	297.7	260.0	150.2	121.8

Notes to the interim financial statements (continued)

For the period ended June 30, 2021

4. Adjusted performance measures

A reconciliation of the Group’s adjusted performance measures to reported IFRS measures is presented below:

	Twelve months ended June 30, 2021			Year ended June 30, 2020
	Adjusted £m	Adjusting items £m	Total £m	Adjusted £m	Adjusting items £m	Total £m
EBITDA	71.9	(8.3)	63.6	65.7	(10.4)	55.3
Depreciation and amortization	(26.1)	(9.3)	(35.4)	(21.2)	(23.6)	(44.8)

Operating profit	45.8	(17.6)	28.2	44.5	(34.0)	10.5
Finance income	0.4	—	0.4	0.7	—	0.7
Finance costs	(3.2)	—	(3.2)	(2.8)	—	(2.8)

Profit before tax	43.0	(17.6)	25.4	42.4	(34.0)	8.4
Tax	(12.5)	3.3	(9.2)	(7.7)	11.8	4.1

Profit for the period/year	30.5	(14.3)	16.2	34.7	(22.2)	12.5

	Six months ended June 30, 2021			Six months ended June 30, 2020
	Adjusted £m	Adjusting items £m	Total £m	Adjusted £m	Adjusting items £m	Total £m
EBITDA	34.9	(5.2)	29.7	22.5	(7.0)	15.5
Depreciation and amortization	(15.1)	(4.3)	(19.4)	(11.4)	(20.2)	(31.6)

Operating profit	19.8	(9.5)	10.3	11.1	(27.2)	(16.1)
Finance income	0.2	—	0.2	0.2	—	0.2
Finance costs	(1.3)	—	(1.3)	(1.7)	—	(1.7)

Profit before tax	18.7	(9.5)	9.2	9.6	(27.2)	(17.6)
Tax	(7.8)	1.5	(6.3)	(1.9)	5.9	4.0

Profit for the period	10.9	(8.0)	2.9	7.7	(21.3)	(13.6)

An analysis of adjusting items is presented below:

		Twelve months ended June 30, 2021 £m	Year ended June 30, 2020 £m	Six months ended June 30, 2021 £m	Six months ended June 30, 2020 £m
Affecting EBITDA
System and process improvement costs	(i)	(3.8)	(4.3)	(2.0)	(2.2)
Acquisition costs	(ii)	(1.0)	(4.1)	(1.0)	(2.8)
Integration and reorganisation costs	(iii)	(3.5)	(2.0)	(2.2)	(2.0)

		(8.3)	(10.4)	(5.2)	(7.0)
Affecting depreciation and amortization
Impairment of intangible assets	(iv)	—	(14.9)	—	(14.9)
Integration and reorganisation costs	(iii)	(0.9)	(0.1)	(0.3)	(0.1)
Amortization of acquisition related intangible assets	(v)	(8.4)	(8.6)	(4.0)	(5.2)

		(9.3)	(23.6)	(4.3)	(20.2)

Affecting operating profit and profit before tax		(17.6)	(34.0)	(9.5)	(27.2)
Affecting tax
Tax effect of adjusting items		3.3	7.2	1.5	6.0
Credit arising from patent box claims	(vi)	—	4.6	—	(0.1)

Affecting tax		3.3	11.8	1.5	5.9

Total adjusting items after tax		(14.3)	(22.2)	(8.0)	(21.3)

Notes to the interim financial statements (continued)

For the period ended June 30, 2021

4. Adjusted performance measures (continued)

(i)	Comprises costs of the ERP implementation which do not qualify for capitalisation. Such costs are included within selling, general and administrative expenses.
(ii)

Comprises legal and other professional fees associated with the acquisition of the Expedeon business (for the year and six months ended June 30, 2020) and the proposed acquisition of BioVision Inc. Such costs are included within selling, general and administrative expenses.

(iii)

Twelve and six months ended June 30, 2021: Integration and reorganisation costs largely relate to the reorganisation and property related costs in respect of the alignment of the Group’s operating structure and geographic footprint to its strategic goals. Year and six months ended June 30, 2020: Integration and reorganisation costs relate partly to the integration of Expedeon (comprising mainly retention and severance costs as well as employee backfill costs for those involved in the integration). These costs are included in selling, general and administrative expenses.

(iv)

Comprises the full impairment of the acquisition intangible in respect of AxioMx in Vitro monoclonal antibody production technology (AxioMx acquired technology) and subsequent post acquisition expenditure capitalised. This arose following an appraisal of the ability to utilize at scale this technology whereby although technical feasibility remained valid, the challenges to realise material commercial returns resulted in the conclusion not to pursue further active development and substantive utilization of this technology. The impairment charge is included within research and development expenses.

(v)

For the twelve month period to June 30, 2021, £6.2m (2020: £6.0m) of amortization of acquisition intangibles is included in research and development expenses, with the remaining £2.2m (2020: £2.6m) included in selling, general and administrative expenses. For the six month period to June 30, 2021, £3.0m (2020: £4.2m) of amortization is included in research and development expenses, with the remaining £1.0m (2020: £1.0m) included in selling, general and administrative expenses.

(vi)

Comprises a one-off credit for historical periods for the benefit from the lower tax rate applied to profits on income from patented products under HMRC’s ‘patent box’ regime following successful registration of patents during the period.

Notes to the interim financial statements (continued)

For the period ended June 30, 2021

5. Income tax

The major components of the income tax expense / (credit) in the income statement are as follows:

	Twelve months ended June 30, 2021 £m	Year ended June 30, 2020 £m	Six months ended June 30, 2021 £m	Six months ended June 30, 2020 £m
Current tax
Current income tax charge	7.1	4.8	3.1	4.8
Adjustment in respect of prior years	0.4	(0.9)	0.4	(0.9)

	7.5	3.9	3.5	3.9

Deferred tax
Origination and reversal of temporary differences	(2.1)	(9.1)	(1.0)	(9.0)
Adjustment in respect of prior years	0.3	0.9	0.3	0.9
Effect of tax rate change	3.5	0.2	3.5	0.2

	1.7	(8.0)	2.8	(7.9)

Total income tax charge / (credit)	9.2	(4.1)	6.3	(4.0)

Adjusted income tax charge*	12.5	7.7	7.8	1.9

*	Adjusted income tax charge excludes the tax effects of adjusting items as set out in note 4.

The Group reported a net tax charge of £9.2m (12 months ended June 30, 2021: credit of £4.1m) primarily due to the requirement to restate those deferred tax balances which are foreseen to reverse after March 31, 2023 at the UK Corporation Tax rate of 25% applying after that date. The change in UK Corporation Tax rates was enacted on June 15, 2021.

The UK Corporation Tax rate for the twelve months ended June 30, 2021 was 19% (twelve months ended June 30, 2020: 19%). Taxation for other jurisdictions is calculated at the rate prevailing in the relevant jurisdictions.

Effective tax rates represent management’s best estimate of the average annual effective tax rate on reported or adjusted profits with these rates being applied to the twelve months / six months results.

The estimated effective rate of tax on reported profits for the twelve months ending June 30, 2021 is approximately 36.2% and for the six months ending June 30, 2021 is approximately 68.5% (twelve months ended June 30, 2020: (48.8%); six months ended June 30, 2020: 22.7%), representing management’s best estimate of the average annual effective tax rate on profits expected for the twelve month period. This effective tax rate includes the effect of the change in tax rate applying on deferred tax balances.

The estimate effective rate of tax on adjusted profits for the twelve months ending June 30, 2021 is approximately 29.1% and for the six months ending June 30, 2021 is approximately 41.7% (twelve months ended June 30, 2020 18.2%; six months ended June 30, 2020 19.8%)

Notes to the interim financial statements (continued)

For the period ended June 30, 2021

6. Earnings per share

The calculation of earnings per ordinary share (EPS) and adjusted earnings per ordinary share (adjusted EPS) are based on profit after tax, and adjusted profit after tax, respectively, attributable to owners of the parent and the weighted number of shares in issue during the period/year.

Adjusted EPS figures have been calculated based earnings before adjusting items which are considered significant in nature or value and which are described in note 4.

	Twelve months ended June 30, 2021 £m	Year ended June 30, 2020 £m	Six months ended June 30, 2021 £m	Six months ended June 30, 2020 £m
Profit attributable to equity shareholders of the parent - adjusted	30.5	34.7	10.9	7.7
Adjusting items	(14.3)	(22.2)	(8.0)	(21.3)

Profit attributable to equity shareholders of the parent – total reported	16.2	12.5	2.9	(13.6)

	Million	Million	Million	Million
Weighted average number of ordinary shares in issue	223.3	208.0	226.7	209.9
Less ordinary shares held by Equiniti Share Plan Trustees Limited	(0.4)	(0.4)	(0.4)	(0.4)

Weighted average number of ordinary shares for the purposes of basic EPS	222.9	207.6	226.3	209.5
Effect of potentially dilutive ordinary shares – share options and awards	3.1	2.0	3.1	2.1

Weighted average number of ordinary shares for the purposes of diluted EPS	226.0	209.6	229.4	211.6

Basic EPS and adjusted EPS are calculated by dividing the earnings attributable to the equity shareholders of the parent by the weighted average number of shares outstanding during the period/year. Diluted EPS and adjusted diluted EPS are calculated by adjusting the weighted average number of ordinary shares outstanding to assume conversion of all potentially dilutive ordinary shares. Such potentially dilutive ordinary shares comprise share options and awards granted to employees where the exercise price is less than the average market price of the Company’s ordinary shares during the period and any unvested shares which have met, or are expected to meet, the performance conditions at the end of the reporting period.

	Twelve months ended June 30, 2021	Year ended June 30, 2020	Six months ended June 30, 2021	Six months ended June 30, 2020
Basic EPS	7.3p	6.0p	1.3p	(6.5	)p
Diluted EPS	7.2p	6.0p	1.3p	(6.5	)p
Adjusted basic EPS	13.7p	16.7p	4.8p	3.7	p
Adjusted diluted EPS	13.5p	16.6p	4.8p	3.6	p

7. Issue of share capital

On April 9, 2020, the Company issued 10,000,000 new ordinary shares of 0.2 pence each to Durable Capital Partners LP at an issue price of £11.00 per share, raising £110.0m. Other share capital issued during the year ended June 30, 2020 arose from the exercise of share options and the issue of shares to the Equiniti Share Plan Trustees Limited.

On October 26, 2020, the Group closed its offering of an aggregate of 10,287,000 American Depositary Shares (“ADSs”) representing 10,287,000 ordinary shares at a price of $17.50 per ADS, following the Group’s secondary listing on Nasdaq. The net proceeds from this offering, net of issue costs of £2.1m, were £126.5m. In addition, £0.9m of proceeds from the issuance of share options and awards to employees were received during the period.

Notes to the interim financial statements (continued)

For the period ended June 30, 2021

8. Notes to the cash flow statement

	Twelve months ended June 30, 2021 £m	Year ended June 30, 2020 £m
Operating profit for the period	28.2	10.5
Adjustments for:
Depreciation of property, plant and equipment	8.8	7.3
Depreciation of right-of-use assets	8.0	6.7
Amortization of intangible assets	18.6	15.9
Impairment of intangible assets	—	14.9
Loss on disposal of property, plant and equipment	0.5	—
Derivative financial instruments at fair value through profit or loss	(0.6)	—
Research and development expenditure credit	(1.4)	(1.5)
Share-based payments charge	13.6	9.3
Unrealised currency translation losses/(gains)	1.6	(1.7)

Operating cash flows before movements in working capital	77.3	61.4
Increase in inventories	(6.8)	(1.1)
(Increase) / decrease in receivables	(6.7)	2.7
Increase in payables	13.2	2.4

Cash generated from operations	77.0	65.4

9. Dividends

	Twelve months ended June 30, 2021 £m	Year ended June 30, 2020 £m
Amounts recognized as distributions to equity shareholders in the period:
Final dividend for the year ended June 30, 2019	—	17.7
Interim dividend for the year ended June 30, 2020	—	7.3

	—	25.0

Notes to the interim financial statements (continued)

For the period ended June 30, 2021

10. Financial instruments and risk management

The Group’s activities expose it to a variety of financial risks that include currency risk, interest rate risk, credit risk and liquidity risk.

The condensed interim financial statements do not include all financial risk management information and disclosures required in the annual financial statements; accordingly, they should be read in conjunction with the Group’s financial statements for the year ended June 30, 2020. There have been no changes to the risk management policies since the year ended June 30, 2020.

The table below analyzes financial instruments carried at fair value by valuation method. The different levels have been defined as follows:

•	Level 1 fair value measurements are those derived from quoted prices (unadjusted) in active markets for identical assets or liabilities;

•

Level 2 fair value measurements are those derived from inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices); and

•	Level 3 fair value measurements are those derived from valuation techniques that include inputs for the asset or liability that are not based on observable market data (unobservable market inputs).

The following table presents the Group’s assets and liabilities carried at fair value by valuation method.

June 30, 2021	Level 1 £m	Level 2 £m	Level 3 £m	Total £m
Assets
Derivative financial instruments	—	0.6	—	0.6
Investments	1.3	—	2.2	3.5

Total assets	1.3	0.6	2.2	4.1

Liabilities
Derivative financial instruments	—	(0.1)	—	(0.1)

Total liabilities	—	(0.1)	—	(0.1)

June 30, 2020	Level 1 £m	Level 2 £m	Level 3 £m	Total £m
Assets
Derivative financial instruments	—	—	—	—
Investments	4.8	—	1.9	6.7

Total assets	4.8	—	1.9	6.7

Liabilities
Derivative financial instruments	—	(1.2)	—	(1.2)

Total liabilities	—	(1.2)	—	(1.2)

There were no transfers between levels during the period.

The Group’s Level 2 financial instruments consist of forward foreign exchange contracts fair valued using forward exchange rates that are quoted in an active market.

The Group continues to generate significant amounts of US Dollars, Euros, Japanese Yen and Chinese Renminbi in excess of payments in these currencies and has hedging arrangements in place to reduce its exposure to currency fluctuations.

Notes to the interim financial statements (continued)

For the period ended June 30, 2021

10. Financial instruments and risk management (continued)

The following table details the forward exchange contracts outstanding as at the period end:

Maturing in	US Dollars		Euros		Japanese Yen		Chinese Renminbi
	Sell $m	Average rate	Sell €m	Average rate	Sell ¥m	Average rate	Sell ¥m	Average rate
Period ending December 31, 2021	0.4	1.34	15.0	1.13	603	145.5	49.1	9.1
Year ending December 31, 2022	0.1	1.39	5.4	1.15	384	151.1	12.3	9.2

The Group’s Level 3 financial instruments consist of unlisted equity shares.

The fair value of the unquoted equity shares can be determined as management monitors the ongoing performance of the investment.

Borrowings

On November 23, 2020, the Group repaid in full the sum of £107.0m which was drawn under its Revolving Credit Facility (RCF). As at June 30, 2021, the Group did not have any outstanding drawings on its £200m RCF (with a £100m accordion option) and which expires in January 2024.

11. Capital commitments

As at June 30, 2021, the Group had capital commitments of £11.4m (June 30, 2020: £5.9m) relating to the acquisition of property, plant and equipment and intangible assets.

12. Post balance sheet event

On August 2, 2021, the Company announced that it had entered into a definitive agreement to acquire BioVision, Inc., a wholly owned subsidiary of Boai NKY Medical Holdings Ltd for cash consideration of $340 million. The acquisition is subject to review and approval of the Shenzhen Stock Exchange and by a vote of the shareholders of Boai NKY Medical Holdings Ltd. If approved, the acquisition is expected to close before the end of the 2021 calendar year.

Risks and uncertainties

The principal risks and uncertainties which the Group faces in the undertaking of its day-to-day operations and in pursuit of its longer-term objectives are set out in the Annual Report and Accounts 2020 on pages 52 to 57 and in note 4 to the consolidated financial statements. Information on financial risk management is set out in note 26 to the consolidated financial statements. A copy of the Annual Report and Accounts is available on the Group’s website www.abcamplc.com/investors/reports-presentations/.

The principal risks and risk profile of the Group have not changed over the interim period and are not expected to change over the next six months.

The principal risks remain as:

Principal risk	Description and relevance
1. Competition and customer	The risk of competitors introducing new technologies, channels or workarounds, strengthening product offerings and routes to market.

2. Acquisitions and integrations	Risks include overvaluation of targets, failing to identify issues or risks in due diligence or failing to integrate acquired operations or technologies effectively in order to realise the benefits. There is also a risk of failure to identify and acquire businesses which could bring added value.

3. People and resources	The risk of failure to recruit and develop people at the right rate to support Abcam’s strategy, failing to maintain an engaged and motivated workforce or to provide the tools and resources for employees to do their work effectively.

4. Transformation projects	The risk of failure to deliver on Abcam’s transformational growth projects, including our ongoing ERP implementation and reinvention of the digital channel.

5. Cyber security and IT infrastructure	The risk that Abcam fails to operate IT systems, software and hardware that are sufficiently effective, reliable and robust to support the business in its operations, or that Abcam’s critical IT infrastructure is compromised or subject to cyber attack.

6. Geopolitical/economic disruption and research funding	The risk of unfavourable geopolitical or economic changes, including the risk of a substantial reduction in funding for life sciences research in one of Abcam’s significant territories

7. Business continuity	The risk that a disruptive event or disaster occurs at a key facility, impacting our ability to serve customers.

8. Laws, regulations, legislation and compliance	Failure to comply with legislation and regulation in the markets and countries in which Abcam operates.

9. Ethical business and CSR	The risk of not meeting high standards of quality and ethical business practice.